Exhibit 4.7

THE BOC GROUP plc

RULES of

     THE BOC GROUP UK SAVINGS-RELATED SHARE OPTION SCHEME 2005

Adopted on 14 January, 2005

1	Definitions

	(1)	In these Rules the words and expressions set out below shall bear the following meanings:-

(a)	the “Act”	means the Income Tax (Earnings and Pensions) Act 2003

(b)	"Actual Repayment Amount"	The total amount including the appropriate bonus or interest paid to an Option Holder upon the withdrawal of his contributions under the related Savings Contract excluding the repayment of any contribution the due date for payment of which, under the terms of the Savings Contract, falls more than one month after the date of such withdrawal.

(c)	"Bonus Date"	In relation to any Option, the date on which repayments, including the bonus elected by the Option Holder under Rule 4(1)(ii), are payable under the related Savings Contract.

(d)	“Closing Date”	The date applications must be received and being at least 14 days after the date of the Offer.

(e)	"the Company"	The BOC Group plc.

(f)	"the Directors"	The Board of Directors of the Company or a duly authorised committee thereof.

(g)	"Employee"	An individual (including an executive director) who is employed under a contract of service by a member of the Group (and in the case of a director is required to work not less than 25 hours per week) and whose emoluments are chargeable to tax under sections 15 or 21 of the Act and who is not ineligible to participate in the Scheme by virtue of paragraph 11 of Schedule 3 of the Act, provided that the Directors may, in their absolute discretion, on any occasion when an Offer is made, in relation to particular individuals or defined categories of employees of a company or companies in the Group, waive the United Kingdom residence requirement or impose a minimum period of service not exceeding five years preceding the date of Grant.

(h)	"Estimated Repayment Amount"	At any Bonus Date means an amount equal to the aggregate contributions under the related three or five year Savings Contract together with the bonus that would be due to be paid to the Employee on the relevant Bonus Date.

(i)	"Grant Date"	In relation to an Offer, the date (not being later than 30 days after the first day by reference to which the Option Price was determined) specified by the Directors as the date by which Options must be granted.

(j)	"the Group"	The Company and its Subsidiaries for the time being, but excluding any Subsidiary which the Directors have determined shall not participate in the Scheme for the time being.

(k)	"Market Value"	The same meaning as in Section 272(3) and (4) of the Taxation of Chargeable Gains Act 1992.

(l)	"Normal Exercise Period"	A period of six months beginning on the applicable Bonus Date.

(m)	"Offer"	An invitation to Employees to apply for an Option.

(n)	"Office"	The registered office for the time being of the Company or such other address as the Company shall specify.

(o)	"Open Period"	A period of 42 days beginning on the day following the announcement to The London Stock Exchange of the results of the Group for any period, or any day on which the Directors resolve that special circumstances exist which justify the grant of Options.

(p)	"Option"	A right to subscribe for or purchase Shares after 3, 5 or 7 years granted to an Employee under this Scheme and for the time being subsisting.

(q)	"Option Holder"	A person holding an Option.

(r)	"Option Price"	In relation to any Offer, and to a 3, 5 or 7 year Option, the price per Share determined by the Directors being not less than 80 per cent of the Market Value on the day the Offer is made or, in the case of an Option to subscribe for shares, if greater, the nominal value thereof, subject to any adjustment made thereto pursuant to Rule 12.

(s)	"Relevant Event"	Any variation in the share capital of the Company arising from any reduction, sub-division or consolidation of share capital or any issue of Shares or other equity securities by way of capitalisation of profits or reserves or by way of rights.

(t)	"Savings Contract"	A 3 or 5 year contract under a certified contractual savings scheme as defined in Section 326 of the Taxes Act with a building society or bank approved by the Inland Revenue for the purposes of Schedule 3 of the Act, and appointed for the purposes of this Scheme by the Directors.

(u)	"Scheme"	The scheme constituted and governed by these rules as amended from time to time.

(v)	"Share"	An Ordinary Share in the capital of the Company which satisfies the conditions specified in paragraphs 18 to 22 of Schedule 3 to the Act.

(w)	"Subsidiary"	A body corporate which is for the time being a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985 and which is under the control of the Company within the meaning of Section 840 of the Taxes Act.

(x)	"Taxes Act"	Income and Corporation Taxes Act 1988.

(2)	Any reference herein to any enactment is a reference to that enactment as for the time being amended or re-enacted. Unless the context otherwise requires, the singular shall include the plural and vice versa, and the masculine shall include the feminine. Expressions defined in the Companies Acts shall, unless they are otherwise defined in these Rules, have the same meanings when used herein.

2	Limitations of the Scheme

(1)	On any date, the maximum number of Shares over which the Directors may grant Options under which Shares are to be allotted, when added to the number of Shares allotted and Shares remaining to be allotted in respect of options which are to be or have been granted on the same date or within the previous ten years under the Scheme or any other share scheme approved by the Company in general meeting, shall not exceed 10 per cent of the number of Shares in issue on the date preceding that date.

(2)	No Employee may be granted an Option if and to the extent that the aggregate of monthly savings under the related Savings Contract and under any other Savings Contract to which the applicant is then currently contributing would exceed £250 (or such other amount as is for the time being permitted under Schedule 3 of the Act and approved by a resolution of the Directors). The minimum savings amount under any Savings Contract shall be the statutory minimum savings amount from time to time as set out in paragraph 25 of Schedule 3 of the Act.

(3)	No Option shall be granted under the Scheme more than ten years after the date on which the Scheme is approved by the Company in general meeting.

3	The making of Offers

(1)	The Directors may during any Open Period make an Offer to all Employees on similar terms.

(2)	The Directors may, before making an Offer and subject to the limit contained in Rule 2(1), determine a limit on the number of Shares which are to be available in respect of that Offer, or state that applications shall be made only in respect of certain Options.

(3)	The Directors may make an Offer by whatever means (whether by notice, advertisement, circular or otherwise) they consider appropriate, specifying the Option Price(s) and the Closing Date. Each Offer shall constitute an invitation to each Employee to apply to the Company on or before the Closing Date for the grant of an Option to subscribe for or purchase Shares at the Option Price.

4	Application for Options

(1)	Throughout the period of an Offer the Company shall have available for use by Employees a method to apply for Options which shall require the Employee to state:-

(i)	the amount of the weekly or monthly contributions payable under the related Savings Contract;

(ii)	whether repayments under the related Savings Contract are to be taken to include the three, five or seven year bonus.

For any Offer, an Employee may make no more than one application with 3 year bonus, one application with 5 year bonus and one application with 7 year bonus.

(2)	Each application must:-

(a)	be made in such manner as the Directors may prescribe from time to time and comply with any instructions contained therein or in the Offer; and

(b)	be received by the Company on or before the Closing Date at the Office or at such other place as the Company may specify; and

(c)	include or be accompanied by a properly completed application for a related three or five year Savings Contract.

(3)	The application, when completed by an Employee, shall:-

(a)	constitute an application for an Option over the maximum number of Shares that can be subscribed or purchased, at the Option Price, with the Estimated Repayment Amount;

(b)	confer upon the Company, and/or the member of the Group by which the applicant is employed:-

(i)	authority to make regular deductions from his emoluments equal to the weekly or monthly contributions payable under the related Savings Contract; and

(ii)	if the procedure set out in Rule 5 is applied, or the savings limit in Rule 2(2) would be exceeded, authority to vary the prospectus for the related Savings Contract by reducing the weekly or monthly contribution thereunder to an amount that will produce the minimum Estimated Repayment Amount necessary to subscribe for or purchase, at the Option Price, the Shares for which the application is accepted.

(4)	An application may be withdrawn by the applicant by notice in such form as the Directors may agree received by the Company at the Office on or before the Closing Date.

(5)	An application, and any Option granted in response thereto, shall be rendered invalid for all purposes if:-

(a)	the applicant is not an Employee on the Grant Date; or

(b)	the related Savings Contract proves to be incorrect or invalid.

5	Scaling-Down Procedure

If valid applications are received for Options over a number of Shares in excess of that which the Directors have determined to make available for any Offer or in excess of any limitation under Rule 2, the Directors may scale down applications in accordance with the following successive steps (or such other method as may be agreed in advance between the Directors and the Inland Revenue) to the extent necessary to eliminate the excess:

(a)	when 3 applications have been submitted, the application with seven year bonus will be withdrawn; and

(b)	when 2 applications have been submitted, the application with the higher bonus will be withdrawn; and

(c)	all seven year bonus applications will be converted to five year bonus applications; and

(d)	applications in excess of £150 per month will be restricted to £150 per month; and

(e)	the bonus payable under the Savings Contract will not be used in calculating the number of shares under the Option; and

(f)	savings amounts will be proportionately adjusted, provided that no savings amount shall be reduced below the statutory minimum savings amount from time to time; and

(g)	all 5 year bonus applications will be converted into 3 year bonus applications.

6	Grant of Options

(1)	No Option shall be granted if and to the extent that the aggregate Option Price payable for all the Shares therein would exceed the Estimated Repayment Amount under the related Savings Contract, or the aggregate monthly savings would exceed the amount permitted under Rule 2(2).

(2)	Valid applications shall be deemed to have been accepted on the Closing Date unless the procedure set out in Rule 5 is applied, in which event they shall be deemed to have been accepted on the tenth day after the Closing Date.

(3)	Each Option shall be evidenced by confirmation of its grant in such form as the Directors may agree which shall be issued as soon as practicable after the Closing Date.

7	When Options may be exercised

(1)	Any Option may be exercised in whole or in part during the Normal Exercise Period. Except as provided in Rule 7(2), no Option shall be exercised after the expiry of the Normal Exercise Period.

(2)	If an Option Holder dies before the Bonus Date, his Option must be exercised, if at all, by his legal personal representatives within 12 months after the date of his death; and if he dies within six months after the Bonus Date, his Option must be exercised, if at all, by his legal personal representatives within 12 months after the Bonus Date.

(3)	If an Option Holder ceases to be an Employee by reason of any of the circumstances described below, his Option may be exercised only within six months of his so ceasing, failing which it will lapse. The circumstances are:-

(a)	injury or disability; or

(b)	redundancy within the meaning of the Employment Rights Act 1996; or

(c)	the office or employment of the Option Holder is either

(i)	in a company which ceases to be under the control of the Company within the meaning of Section 840 of the Taxes Act, or

(ii)	relates to a business or part of a business which is transferred to a person who is neither an associated company (within the meaning of paragraph 47 of Schedule 3 of the Act) nor a company under the control of the Company as aforesaid unless it is in a jointly owned company (within the meaning of paragraph 46 of Schedule 3 of the Act); or

(d)	retirement at age 60 or on reaching the age at which he is bound to retire in accordance with the terms of his contract of employment.

(4)	If an Option Holder ceases to be an Employee in any circumstances other than where Rules 7(2), (3) or (5) apply then, his Option shall lapse if, at the date when he so ceases, the Option has been held for a period shorter than three years after the date upon which the relevant application was deemed to have been accepted pursuant to Rule 6(2), and if the Option has been held for longer than that period it may be exercised only within six months after the Option Holder so ceases, failing which it will lapse.

(5)	If an Option Holder ceases to be an Employee as a result of summary dismissal, or in circumstances where the Company would be entitled to dismiss summarily, then all his Option(s) shall immediately lapse.

(6)	If an Option Holder continues to be employed by a member of the Group after the date on which he reaches 60, his Option may be exercised within six months after that date and, if not so exercised, shall remain exercisable during the Normal Exercise Period.

(7)	An Option Holder shall not be treated as ceasing to be employed until he ceases to hold an office or employment in the Company or any company over which the Company has control (as defined in Section 840 of the Taxes Act) or any associated company (within the meaning of paragraph 35 of Schedule 3 of the Act) or any jointly owned company (within the meaning of paragraph 46 of Schedule 3 of the Act) provided that if an Option Holder holds an office or employment in any such company at the Bonus Date he may exercise any Option within (but no later than) six months after the Bonus Date.

(8)	If an Option Holder ceases to be an Employee otherwise than as hereinbefore provided his Options shall forthwith lapse.

8	Limitations upon the right to exercise Options

(1)	An option may not be exercised:-

(a)	to the extent that the total Option Price for the Shares in respect of which the Option is being exercised exceeds the Actual Repayment Amount under the related Savings Contract; or

(b)	in respect of a fraction of a Share; or

(c)	if he is ineligible to participate in this Scheme by virtue of paragraph 11 of Schedule 3 of the Act; or

(d)	(except as provided by Rule 7) at a time when he is not employed by a member of the Group; or

(e)	if the Option Holder gives, or under the terms of the related Savings Contract is deemed to have given, notice to the relevant savings authority that he intends to stop paying contributions under the related Savings Contract unless the relevant Option has already become exercisable pursuant to Rule 7 or 11.

(2)	If an Option is only exercised in part, it shall lapse in respect of the balance.

9	Exercise of Options

An Option shall be exercised by an Option Holder (or the legal personal representatives of a deceased Option Holder) delivering to the Company at the Office a notice of exercise in the form prescribed by the Company, which shall specify the number of Shares in respect of which the Option is being exercised and which must be accompanied by the appropriate payment and by a copy of the statement issued by the savings body, stating the amount paid upon the withdrawal from the related Savings Contract. In the case of an Option under which Shares are to be transferred, the Company shall receive the Option Price as agent for the person holding the Shares which are to be transferred to the Option Holder.

10	Rights attaching to Shares issued in response to the exercise of Options

(1)	Subject to any necessary consents, Shares shall be allotted or transferred pursuant to a notice of exercise within 30 days of the date of exercise, and a share certificate (or other evidence of title) shall be issued to the Option Holder (or, at his direction, to a nominee for the Option Holder). Save for any rights determined by reference to a date preceding the date of registration, such shares shall rank pari passu with the other Shares of the same class in issue at that date.

(2)	The Company will, at its expense, make application to the Financial Services Authority acting in its capacity as the competent listing authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (or such other person as may from time to time be so appointed) for admission of Shares allotted pursuant to the exercise of any Option to the Official List and to the London Stock Exchange plc, if the Shares are traded on the London Stock Exchange, for permission to trade in those Shares.

11	Change of control of the Company: winding up

(1)	For the purposes of this Rule 11 Control shall have the meaning given in Section 840 of the Taxes Act, and (other than for Rule 11(5)) a person shall be deemed to have Control of the Company if he and others acting in concert with him have together obtained Control of it.

(2)	If any person obtains Control of the Company as a result of making:-

(a)	a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have Control of the Company, or

(b)	a general offer to acquire all the shares in the Company which are of the same class as the Shares then any Option may be exercised within six months of the time when the person making the offer has obtained Control of the Company and any condition subject to which the offer is made has been satisfied.

(3)	If under Section 425 of the Companies Act 1985 the Court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, any Option may be exercised within six months of the Court sanctioning the compromise or arrangement.

(4)	If any person becomes bound or entitled to acquire shares in the Company under Section 428 or 429 of the Companies Act 1985, any Option may be exercised at any time when the person remains so bound or entitled.

(5)	If as a result of the events specified in Rules 11(2) or 11(3) a company has obtained Control of the Company, or if a company has become bound or entitled as mentioned in Rule 11(4), the Option Holder may, by agreement with that other company (the "Acquiring Company"), within the appropriate period (as set out in paragraph 38(3) of Schedule 3 of the Act), release each Option (the "Old Option") for an option (the "New Option") which satisfies the conditions that it:

(a)	is over shares in the Acquiring Company or some other company falling within paragraph 18 (b) or (c) of Schedule 3 of the Act, which satisfy the conditions specified in paragraphs 18 to 22 inclusive of Schedule 3 of the Act;

(b)	is a right to acquire such number of such Shares as has on acquisition of the New Option an aggregate Market Value equal to the aggregate Market Value of the shares subject to the Old Option on its release;

(c)	has an Option Price per share such that the aggregate price payable on exercise in full which equals the aggregate price which would have been payable on exercise in full of the Old Option; and

(d)	is otherwise identical in terms to the Old Option.

The New Option shall, for all other purposes of this Scheme, be treated as having been acquired at the same time as the Old Option.

Where any New Options are granted pursuant to this clause 11(5), references elsewhere in these Rules shall, in relation to the New Options, be construed as if reference to the Company and to the Shares were references to the Acquiring Company or, as the case may be, to the other company to whose shares the New Options relate, and to the shares in that other company.

(6)	If the Company passes a resolution for voluntary winding up, any Option may be exercised within six months of the passing of the resolution.

(7)	An Option shall lapse unless exercised within the relevant period if it becomes exercisable as a result of the circumstances described in this Rule 11. Notwithstanding the foregoing paragraphs of this Rule 11, no Option shall be exercised after the expiry of the Normal Exercise Period.

12	Adjustment of Options upon the occurrence of a Relevant Event

Upon the occurrence of any Relevant Event, the number of Shares comprised in each Option and the Option Price thereunder shall be adjusted in such manner as the Directors consider fair and reasonable provided that:

(a)	the aggregate amount payable on the exercise of an Option in full is neither materially changed nor can it be increased beyond the expected repayment under the Savings Contract at the appropriate Bonus Date

(b)	the Option Price for a Share is not reduced below its nominal value

(c)	no adjustment shall take effect without the prior approval of the Board of Inland Revenue.

Notice of any such adjustment shall be given to the Option Holders by the Directors, who may call in Option confirmations for endorsement or replacement.

13	Administration

(1)	Any notice or other document required to be given hereunder to any Option Holder shall be delivered to him or sent to him at the address appearing in the records of the Scheme maintained by the Company at the Office, or to such other address as may appear to the Company to be appropriate. Notices may also be given by any method authorised by the Articles of Association for the time being of the Company for the sending of notices to shareholders.

(2)	Option Holders shall be entitled to receive copies of the published report and accounts of the Company and any notice or other document sent to the Ordinary Shareholders generally, but shall not thereby be entitled to attend or vote at any general meeting of the Company.

(3)	The Directors may from time to time make or vary regulations for the administration and operation of this Scheme provided that the same are not inconsistent with these Rules.

(4)	The Company shall on request make available to every Employee a copy of these Rules.

14	General

(1)	The Directors may, in relation to any Offer, stipulate that Savings Contracts shall be taken out with one or more specified savings bodies.

(2)	The Company shall at all times

(a)	keep available sufficient authorised but unissued Shares to permit the exercise of all unexercised Options under which shares are to be allotted, and

(b)	ensure that sufficient Shares are available for transfer in respect of all unexercised Options under which Shares are to be transferred.

(3)	The decision of the Directors in any dispute or question relating to any Option shall be final and conclusive.

(4)	The rights and obligations of an Option Holder under the terms and conditions of his office or employment shall not be affected by his participation in the Scheme or any right he may have to participate in the Scheme. An individual who participates in the Scheme waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any company for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under or be entitled to exercise any Option under the Scheme as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Option Holder's terms of employment shall be varied accordingly.

(5)	The Company in general meeting or the Directors may at any time resolve to terminate this Scheme in which event no further Options shall be granted but without prejudice to Options then subsisting which shall continue in full force and effect.

(6)	Options and the rights of Option Holders thereunder are not transferable except to the legal personal representatives of a deceased Option Holder for the purposes of enabling his Options to be exercised.

15	Alterations to the Rules

These rules may be altered by the Directors from time to time in any manner subject to the following provisions:-

(a)	The sanction of the Company in general meeting shall be required to any alteration to the benefit of Employees or Option Holders to paragraphs (g) or (r) of Rule 1, or to Rule 2, 8(1)(a), 10, 11, 14(6) or 15 (otherwise than an adjustment made under Rule 12 or an amendment which is necessary or desirable in order to maintain Inland Revenue approval of the Scheme or to take advantage of new legislative provisions relating to option schemes or to benefit the administration of the Scheme).

(b)	No alteration shall be effective to alter adversely any of the rights attaching to any Options granted prior to such alteration, except with the written consent of Option Holders who, if they exercised their Options in full, would thereby become entitled to not less than three-quarters of all the Shares which would fall to be issued upon the exercise in full of all their subsisting Options. Any alteration so approved shall bind all Option Holders whether or not they consented to it.

(c)	No alteration to a key feature of these rules which is necessary in order to meet the requirements of Schedule 3 of the Act shall take effect until approved by Board of Inland Revenue.